Daniel B. Eng

415-772-9608 DIRECT

deng@weintraub.com

November 17, 2015

VIA EDGAR

Amada Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cesca Therapeutics Inc.
Registration Statement on Form S-1
Filed: September 24, 2015
File No.: 333-207115

Dear Ms. Ravitz:

On behalf of Cesca Therapeutics Inc. (the “Company”), we are submitting this letter in response to the Staff’s comment letter dated November 2, 2015, in connection with the Company’s Registration Statement on Form S-1 filed with the Commission on September 24, 2015. Concurrent with the submission of this letter, the Company is filing Pre-Effective Amendment Number 1 to its Registration Statement on Form S-1. We have reproduced the text of the Staff’s original comment in bold-faced, italicized type for which the Staff had further comments following our October 26, 2015 responses and provided our response thereafter. Terms used in our response that are not defined have the meanings as defined in the Company’s Form S-1.

1.	Given the nature and size of the transaction being registered, advise us of your basis for determining that this transaction is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

In light of the Staff’s comments, the Company has revised to reduce the amount of the number of shares of common stock to be registered on its Registration Statement to one-third its float.

2.	Please revise your incorporation by reference to include the Forms 8-K filed on September 15, 2015 and September 29, 2015.

The Company has revised the Registration Statement to incorporate the Forms 8-K filed on September 15, 2015 and September 29, 2015, as well as other periodic reports subsequently filed with the Commission.

In connection with the submission of this letter, the Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to file its request for acceleration soon. If you have any questions regarding this response, please feel free to contact the undersigned.

Very Truly Yours,

/s/ Daniel B Eng

2